Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

November 29, 2012

VIA EDGAR

Mr. Edward Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)
File Nos. 33-72424, 811-8194

Dear Mr. Bartz:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 104 (“PEA 104”) to the Registrant’s registration statement filed pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”).

PEA 104 is being filed to update and complete the Registrant’s disclosures in Post-Effective Amendment No. 100 (“PEA 100”) filed on August 31, 2012 on Form N-1A. PEA 104 (i) reflects changes to PEA 100 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on October 18, 2012, (ii) completes certain information not previously included in PEA 100, and (iii) includes certain other required exhibits.

PEA 104 includes a prospectus (the “Prospectus”) and statement of additional information (“SAI”) for the ALPS/Alerian MLP Infrastructure Index Fund (the “Fund”), a series of the Registrant.1 There are no disclosures within PEA 104 that would render it ineligible to become effective pursuant to Rule 485(b) of the 1933 Act.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on October 18, 2012 to PEA 100, accompanied by the Registrant’s responses to each comment. Capitalized

[1]	After the filing of PEA 100, the name of the Fund was changed from the ALPS/Alerian MLP Index Fund to the ALPS/Alerian MLP Infrastructure Index Fund.

Mr. Edward Bartz

November 29, 2012

terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

STAFF COMMENTS: PROSPECTUS

1.

Staff Comment: The Fund appears to be subject to Rule 35d-1 under the 1940 Act, due its use of the word “Index” in its name. Although the Fund’s investment objective is to seek results that correspond (before fees and expenses) generally to the price and yield performance of the Alerian MLP Infrastructure Index, the Fund’s name appears to refer to the Alerian MLP Index. Please revise the name of the Fund to reflect the appropriate index.

Registrant’s Response: The Registrant has changed the name of the Fund to the “ALPS/Alerian MLP Infrastructure Index Fund.”

2.

Staff Comment: In connection with the Annual Fund Operating Expenses table, please include the total of all “Other Expenses,” and include “Shareholder Service Fees” and “Deferred Tax Expense” as separate sub-items under the category “Other Expenses,” in accordance with Instruction 3(c)(iii) to Item 3 of Form N-1A.

Registrant’s Response: Comment complied with. Please refer to the updated Annual Fund Operating Expenses table in PEA 104.

3.	Staff Comment: Please confirm that the advisory fee waiver and expense reimbursement agreement with respect to the Fund will be filed as an exhibit to the Fund’s registration statement.

Registrant’s Response: The Registrant confirms that the fee waiver and expense reimbursement agreement with respect to the Fund will be filed as an exhibit to the Fund’s registration statement with PEA 104.

4.

Staff Comment: The Fund’s principal investment strategies indicate that it will normally invest at least 90% of its total net assets in securities (or in depositary receipts) that comprise the underlying index. In your response, please clarify whether the Fund intends to invest in derivatives in an attempt to seek performance which corresponds to the performance of the index. If so, please confirm how the Fund will value such derivatives for purposes of the investment strategy referred to above.

Registrant’s Response: To the extent it invests in derivatives, the Registrant confirms that the Fund will not include the value of such instruments for purposes of satisfying the 90% threshold referred to in the comment. Further, the Registrant confirms that any such instruments will be valued by the Fund in accordance with Section 2(a)(41) of the 1940 Act.

Mr. Edward Bartz

November 29, 2012

STAFF COMMENTS: STATEMENT OF ADDITIONAL INFORMATION

5.

Staff Comment: In your response, please explain why the Fund is eligible for exclusion from Commodity Futures Trading Commission (“CFTC”) Rule 4.5, and if applicable, please state when the notice of eligibility for exclusion from Rule 4.5 was filed.

Registrant’s Response: The Registrant understands, based on the CFTC’s final release adopting amendments to Rule 4.5, that the CFTC views an investment adviser to a registered investment company as the appropriate entity to register as a commodity pool operator (“CPO”). The Registrant further understands that the Adviser to the Fund intends generally to either: (i) operate the Fund in a manner such that the Fund’s non bona fide hedging positions are within the limits prescribed by Rule 4.5, and to adhere to the marketing restrictions of Rule 4.5 and/or (ii) be registered with the CFTC as a CPO.

The Adviser also intends to file a claim of no-action relief in connection with the CFTC’s letter to the Managed Funds Association et al., dated July 10, 2012, pursuant to which the deadline for an operator to register in accordance with amended Rule 4.5 has been delayed to December 31, 2012. In accordance with this no-action relief, the Adviser to the Fund has not, at this time, filed a notice of eligibility for exclusion from Rule 4.5, but will instead seek to register as a CPO prior to December 31, 2012 or file a notice by such date.

6.	Staff Comment: Please expand on the disclosure in the SAI which refers to the requirements of CFTC Rule. 4.5 with which the Fund and its investment adviser intend to comply.

Registrant’s Response: Comment complied with. The Registrant has amended the Fund’s SAI disclosure to include a general description of the restrictions to which an operator seeking to rely on Rule 4.5 may be subject. In addition, the amended SAI disclosure states that the Adviser intends to operate the Fund in a manner that will permit it to rely on Rule 4.5. Further, the Adviser has informed the Registrant that it intends to be registered as a CPO in connection with one or more other funds for which it serves as investment adviser.

7.

Staff Comment: In connection with No. (1) of the Fund’s Fundamental Investment Limitations, please disclose that the Fund has a policy to concentrate, or has a policy to invest in securities comprising the underlying index which may concentrate, in energy infrastructure companies.

8.

Registrant’s Response: The Registrant notes that the Principal Investment Strategies for the Fund include a statement that the underlying index “…is comprised of 25 energy infrastructure MLPs that earn a majority of their cash flow from the transportation and storage of energy commodities.” In addition, the Principal Risks for the Fund include a discussion of Concentration Risk, which provides, in part, that “[u]nder normal circumstances…the Fund concentrates its investments in MLPs and the energy infrastructure industry.”

Mr. Edward Bartz

November 29, 2012

The foregoing disclosure is consistent with the policy provided in No. (1) of the Fund’s Fundamental Investment Limitations in the SAI. That policy indicates that the Fund may not “…invest 25% of its total assets in the securities of issuers conducting their principal business activities in the same industry or group of industries…except that, to the extent the Fund’s Index is concentrated in a particular industry or group of industries, the Fund’s investments will exceed this 25% limitation….” (emphasis added.) The Registrant believes that the Prospectus and SAI for the Fund currently contain disclosure regarding the Fund’s policy to concentrate, through its investment in securities generally comprising the underlying index, in the securities of energy infrastructure companies.

* * *

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact me at 720.917.0864.

Very truly yours,

/s/ David T. Buhler
David T. Buhler, Esq.
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP